UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, 13th December 2004

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

EDP EXERCISES CALL OPTION FOR THE ACQUISITION OF

SHAREHOLDINGS IN TURBOGÁS AND PORTUGEN

EDP – Energias de Portugal, S.A. and EDP Participações – SGPS, S.A. (jointly designated as “EDP”) have notified INTERNATIONAL POWER, PLC (“IPR”) and NATIONAL POWER INTERNATIONAL HOLDINGS BV (“IPBV”) of its intention to exercise the call option under the terms of the agreement signed on 26th October 2004, for the purchase of a shareholding of 20% of the share capital and respective shareholder loans of TURBOGÁS – Produtora Energética, S.A. (“TURBOGÁS”) and of a shareholding of 26.667% of the share capital and respective shareholder loans of PORTUGEN – Energia, S.A. (“PORTUGEN”).

The reference price for the option is €55,667,350.00, which was determined based on the underlying value of the Sale and Purchase Agreement entered into by IPR, IPBV and RWE POWER AG in relation to the transfer of a stake in TURBOGÁS and PORTUGEN (executed on 10th November 2004), and is subject to a price adjustment mechanism in order to reflect patrimonial variations which may occur until the date of the effective acquisition by EDP of the said shareholdings and respective shareholder loans.

The exercise of the call option has been made conditional upon the approval of the terms of the transaction by the syndicate of banks which finances TURBOGÁS, the date of completion of the acquisition of the shareholdings and respective shareholder loans being set once this consent is granted.

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello
Tel:	+351 21 001 2834
Fax:	+351 21 001 2899
Email: ir@edp.pt

TURBOGÁS was incorporated in 1994 with the sole purpose of carrying out the development, construction and operation of a combined-cycle gas fired power station at Tapada do Outeiro, in Portugal, with a total installed capacity of 990 MW. TURBOGÁS currently sells the whole of its production to REN – Rede Eléctrica Nacional S.A., within the Portuguese supply public system, under a long term power purchase agreement. PORTUGEN is the entity in charge of the operation and maintenance of this power station.

EDP Participações – SGPS, S.A. is the current holder of a shareholding of 20% in the share capital of TURBOGÁS. The other shareholders of TURBOGÁS are IPBV, with a shareholding of 75%, and KOCH TRANSPORTTECHNIK GmbH, with a shareholding of 5%. IPBV owns 100% of the shareholding in PORTUGEN.

EDP – ENERGIAS DE PORTUGAL, S.A.

EDP – Energias de Portugal, S.A.     Sociedade Aberta     Sede Praça Marquês de Pomba,12     1250-162 Lisboa Portugal Capital Social € 3,656,537,715     Matrícula 1805 da C.R.C. Lisboa    Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 14, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer